

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 5, 2017

<u>Via E-mail</u>
Ben Stas
Chief Financial Officer
EWT Holdings I Corp.
181 Thorn Hill Road
Warrendale, PA 15086

> **Re: EWT Holdings I Corp.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 22, 2017**
> **CIK No. 1604643**

Dear Mr. Stas:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

Summary Consolidated Financial and Operating Data, page 19

1. We have reviewed your response and revised disclosures related to comment 3 of our letter dated September 14, 2017. Please revise note (a)(i) to reconcile or clarify the differences between amounts disclosed here and amounts disclosed in the restructuring footnotes to your historical financial statements. Also, please revise notes (a)(ii)-(iv) to clarify where such amounts are primarily recorded in your historical financial statements.

Principal and Selling Stockholders, page 174

2. Please disclose identify each beneficial owner of more than five percent of your common stock as required by Regulation S-K Item 403. Also, with respect to each such beneficial owner that is a legal entity, please disclose the natural person or persons who exercise the

sole or shared voting and/or investment power with respect to the shares held in the name of that entity.

3. We note your disclosure in footnote one. Beneficial ownership disclosure in this table is based on voting and/or investment power. <u>See</u> Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. Please revise accordingly.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Vincent Grieco, Esq.
        Andrew Barkan, Esq.
        Meredith Mackey, Esq.